IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

LARRY JONES,
c/o Robbins LLP
5060 Shoreham Place, Suite 300
San Diego, CA 92122,
Derivatively on Behalf of FS KKR CAPITAL
CORP.,
 	
     Plaintiff,
 	
  v.
 	
FS/KKR ADVISOR, LLC,
3025 JFK Boulevard, OFC 500,
Philadelphia, Pennsylvania,
 	
     Defendant,
 	
  -and-
 	
FS KKR CAPITAL CORP.,
3025 JFK Boulevard, OFC 500,
Philadelphia, PA,
a Maryland Corporation,
 	
    Nominal Defendant.
	No.
	
	DEMAND FOR JURY TRIAL

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

6600521.1

Plaintiff Larry Jones ("Plaintiff"), by his undersigned counsel, brings this action derivatively on behalf of and for the benefit of FS KKR Capital Corp. ("FSK" or the "Fund") against FS/KKR Advisor, LLC ("Defendant" or the "Advisor") pursuant to Section 36(b) of the Investment Company Act of 1940 (the "ICA"), 15 U.S.C. §80(a)-35(b). The following allegations are based on knowledge as to Plaintiff and Plaintiff's own actions, and on information and belief as to all other matters, based on the investigation of Plaintiff's counsel, which included, among other things, a review and analysis of documents, including filings with the U.S. Securities and Exchange Commission ("SEC"), news reports, and other publicly available materials. Plaintiff believes that a reasonable opportunity for discovery will yield additional substantial evidentiary support for the allegations herein.

NATURE OF THE ACTION

1.   FSK is an externally-managed, closed-end management investment company operating as a Business Development Company ("BDC") under the ICA. Defendant is FSK's investment manager and administrator. FSK has paid Defendant hundreds of millions of dollars in fees for serving in these roles.

2.   These fees, however, are improper and excessive. Defendant's management fee is based on FSK's gross assets and its incentive fee is based on income and capital gains. As explained in detail below, both fees incentivize the Advisor to increase the value of FSK's assets and keep those assets at an inflated value. Most of FSK's investments are illiquid or not freely traded. The Board of Directors of FSK (the "Board") designated the Defendant as FSK's "valuation designee," i.e., the entity that provides a value for these assets that do not trade on active markets. By doing so, the Board essentially turned over to Defendant the ability to set its own fees. As could be expected with these incentives, Defendant has inflated the value of FSK's assets by hundreds of millions of dollars, substantially increasing the fees it receives.

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- 1 -

3.   Second, the Advisor has not lowered its fee percentages as FSK's gross assets have

grown. An accepted precept in the advisory industry is that it is not harder to manage a fund

simply because it is bigger. Therefore, in order to prevent exorbitant fees, the percentage of assets

under management that advisors charge as fees should decrease as the assets grow. Defendant has

not followed this rule, known in the industry as economies of scale. FSK's gross assets doubled

from 2018 to 2024, and as of 2025, was nearly 180% higher than in 2018. During that same time

period, Defendant's fee has increased over 240% and incentive fees increased over 420%. In

addition, Defendant's administrative services fees increased 150%. As a result, the total fees paid

by FSK to Defendant increased over 290%. Thus, as FSK's net assets have increased, it has

actually paid a higher a percentage of its assets now than when it was smaller, the exact opposite

of what should have occurred. Notably, at the same time, FSK's net assets only grew 40%.

4.   Defendant's fees are so disproportionately large that they bear no reasonable

relationship to the services rendered and could not have been the product of arm's-length

bargaining. Accordingly, pursuant to Section 36(b)(3) of the ICA, Plaintiff seeks, on behalf of

FSK, the damages resulting from the breaches of fiduciary duties by Defendant, including the

amount of excessive compensation and payments received by Defendant.

JURISDICTION AND VENUE

5.   This is a derivative action brought by Plaintiff on behalf of FSK pursuant to Section

36(b) of the ICA, 15 U.S.C. §§80a-35(b).

6.   This Court has subject matter jurisdiction pursuant to 15 U.S.C. §80a-43, 15 U.S.C.

§80a-35(b)(5), 80(a)-44, and 28 U.S.C. §1331.

7.   Venue is proper in this judicial district pursuant to Section 44 of the ICA, 15 U.S.C.

§80a-43, and 28 U.S.C. §1391 because Defendant is an inhabitant of this district, maintains offices

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in this district, and/or transacts business in this district, and because certain of the acts and transactions giving rise to Plaintiff's claim occurred in this district.

THE PARTIES

Plaintiff

8.   Plaintiff owns shares of FSK.

Nominal Defendant

9.   Nominal defendant FSK is a Maryland corporation with principal executive offices located at 3025 JFK Boulevard, OFC 500, Philadelphia, Pennsylvania. FSK is an externally-managed, non-diversified, closed-end management investment company operating as a BDC under the ICA, as amended, and electing to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes. Defendant serves as FSK's external manager pursuant to an Amended and Restated Investment Advisory Agreement, dated June 16, 2021 (the "Advisory Agreement"). The Advisor also acts as the Fund's administrator pursuant to an Administration Agreement dated April 9, 2018 (the "Administration Agreement"). FSK's portfolio is comprised primarily of investments in senior secured debt, including first and second lien secured loans and senior secured bonds, of private middle market U.S. companies and, to a lesser extent, subordinated loans as well as asset-based financing loans of private U.S. companies. The Fund generally invests in senior secured debt with stated terms of three to seven years, and subordinated debt investments with stated terms of up to ten years. FSK currently does not have any employees, and each of the Fund's officers is a principal, officer or employee of the Advisor or its affiliates. FSK is KKR & Co., Inc.'s ("KKR & Co.") largest private credit fund.

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Advisor Defendant

10.   Defendant Advisor is a Delaware limited liability company with principal executive offices located at 3025 JFK Boulevard, OFC 500, Philadelphia, Pennsylvania. The Advisor is jointly operated by KKR Credit Advisors (US) LLC ("KKR Credit") and FSJV Holdco, LLC, an affiliate of Franklin Square Holdings L.P. (which does business as Future Standard, f/k/a FS Investments) (collectively, "Future Standard"). Defendant manages FSK's day-to-day business pursuant to the Advisory Agreement and the Administration Agreement. Under the terms of the Advisory Agreement, the Advisor is responsible for managing the Fund's assets, determining the composition of the Fund's portfolio as well as the nature and timing of changes thereto, making investment decisions, and monitoring such investments. In addition to FSK, Defendant also acts as the advisor to KKR FS Income Trust ("K-FIT") as well as KKR FS Income Trust Select ("K-FITS" and together with FSK and K-FIT, the "FS KKR Fund Complex").

Relevant Non-Parties

11.   KKR Credit is a Delaware limited liability company, located at 555 California Street, 50th Floor, San Francisco, California. It is registered as an investment adviser with the SEC under the Advisers Act. It had approximately $288 billion of assets under management as of December 31, 2025, across investment funds, structured finance vehicles, specialty finance companies and separately managed accounts.

12.   KKR Credit is a subsidiary of KKR & Co., a global investment firm with approximately $744 billion in assets under management as of December 31, 2025.

13.   Future Standard is an asset manager. Future Standard provides access to alternative sources of income and growth, and focuses on setting industry standards for investor protection, education and transparency. Future Standard is headquartered in Philadelphia, Pennsylvania, with

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offices in the United States, Europe and Asia. The firm had approximately $86 billion in assets under management as of September 30, 2025.

14.   FSK operates in the "private credit" market, which is a form of financing where non-bank entities, such as assets manager, private equity firms, and insurance companies, lend capital directly to businesses, sometimes referred to as "direct lending." Direct lending is distinct from bank lending. Direct lending uses funds raised from private shareholders whereas bank lending uses funds from customer deposits. Entities engaged in direct lending do not have to maintain the same capital levels as banks to absorb losses. This allows for riskier lending strategies.

15.   FSK is one of the many private credit focused BDCs operated by KKR & Co. or Future Standard or their affiliates. Others include:

(i)   K-FIT is a Delaware statutory trust with principal executive offices located at 3025 JFK Boulevard, OFC 500, Philadelphia, Pennsylvania. K-FIT is a closed-end management investment company regulated as a BDC under the ICA. Defendant acts as K-FIT's external manager pursuant to an Investment Advisory Agreement dated November 1, 2022, and also acts as administrator pursuant to an Amended and Restated Administration Agreement dated November 1, 2022.

(ii)   K-FITS is a Delaware statutory trust with principal executive offices located at 3025 JFK Boulevard, OFC 500, Philadelphia, Pennsylvania. K-FITS is a closed-end management investment company regulated as a BDC under the ICA. Defendant acts as K-FITS's external manager pursuant to an Amended and Restated Investment Advisory Agreement dated January 31, 2024, and also acts as administrator pursuant to an Amended and Restated Administration Agreement dated January 31, 2024.

(iii)   KKR US Direct Lending Fund-U Inc. ("Lending Fund U") is a Delaware statutory trust with principal executive offices located at 555 California Street, 50th Floor, San Francisco, California.   Lending Fund U is a closed-end management investment company registered under the ICA. KKR Credit, a subsidiary of KKR & Co., acts as Lending Fund U's advisor and administrator.

(iv)   KKR Enhanced US Direct Lending Fund-L Inc. ("Lending Fund L") is a Delaware statutory trust with principal executive offices at 555 California Street, 50th Floor, San Francisco, California.   Lending Fund L is a closed-end management investment company registered under the ICA. KKR Credit, a subsidiary of KKR & Co., acts as Lending Fund L's advisor and administrator.

(v)   FS Credit Opportunities Corp. ("FSCO") is a Maryland statutory trust with principal executive offices located at 3025 JFK Boulevard, OFC 500, Philadelphia, Pennsylvania. FSCO is a closed-end management investment company registered under the ICA. FS Global Advisor, LLC, a subsidiary of Future Standard, acts as FSCO's advisor and administrator.

(vi)   FS Specialty Lending Fund ("FSSLF") is a Delaware statutory trust with principal executive offices located at 3025 JFK Boulevard, OFC 500, Philadelphia, Pennsylvania. FSSLF is a closed-end management investment company registered under the ICA. FS Specialty Lending Advisor, LLC, a subsidiary of Future Standard, acts as FSSLF's advisor and administrator.

16.   FSK is overseen by a Board consisting of eleven directors, Michael C. Forman ("Forman"), Barbara Adams ("Adams"), Brian R. Ford ("Ford"), Richard I. Goldstein ("Goldstein"), Michael J. Hagan ("Hagan"), Jeffrey K. Harrow ("Harrow"), Jerel A. Hopkins ("Hopkins"), James H. Kropp ("Kropp"), Osagie Imasogie ("Imasogie"), Daniel Pietrzak

("Pietrzak"), and Elizabeth J. Sandler ("Sandler").   It claims nine of these directors are "independent": Adams, Ford, Hagan, Harrow, Hopkins, Kropp, Goldstein, Imasogie, and Sandler.

17.   However, each of these directors, other than Pietrzak (Adams, Ford, Forman, Goldstein, Hagan, Harrow, Hopkins, Imasogie, Kropp, and Sandler), also serve as trustees of K-FIT and K-FITS. While not a member of either BDCs' Board of Trustees, Pietrzak does serve as President and Chief Investment Officer of both K-FIT and K-FITS. Several of FSK's directors have also served on the Board of additional BDCs controlled by KKR & Co. or Future Standard outside the FS KKR Fund Complex:

(a)   Barbara Adams - K-FIT director since February 2022, K-FITS trustee since April 2023, and FS KKR Capital Corp. II (f/k/a FS Investment Corporation II, "FSIC II") director from 2012 to June 2021;

Fiscal Year	Total Compensation from FS KKR	Compensation from the FS KKR Fund Complex	KKR FS Income Trust Select Total Compensation	KKR FS Income Trust Total Compensation	Total Compensation from FSIC II	Total Compensation
2025	$175,105	-	$12,174	$22,721	-	$210,000
2024	$200,960	$9,040	-	-	-	$210,000
2023	$210,000	-	-	-	-	$210,000
2022	$210,000	-	-	-	-	$210,000
2021	$172,500	-	-	-	-	$172,500
2020	$160,000	-	-	-	-	$160,000
2019	$160,000	-	-	-	-	$160,000
2018	-	-	-	-	$139,000	$139,000
Total:	$1,288,565		$12,174	$22,721	$139,000	$1,471,500

(b)   Brian R. Ford – K-FIT director since February 2022, K-FITS trustee since April 2023, FS Multi-Alternative Income Fund director from August 2018 to October 2021, FS Credit Income Fund trustee since September 2017, FS Energy Total Return Fund trustee from November 2016 to at least June 2020, and also FS Investment Corporation III ("FSIC III") director from 2013 to at least December 2019;

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Fiscal Year	Total Compensation from FS KKR	Other Compensation from the FS KKR Fund Complex	KKR FS Income Trust Select Total Compensation	Total Compensation from FSIC II	FS Multi-Alternative Income Fund Total Compensation	FS Credit Income Fund Aggregate Compensation	FS Credit Income Fund Total Compensation from Funds Complex	FS Energy Total Return Fund Aggregate Compensation	Total Compensation from FSIC III	Total Compensation
2025	$195,950	-	$13,624	$25,426	-	$10,250	-	-	-	$245,250
2024	$219,884	$10,116	-	-	-	$42,000	-	-	-	$272,000
2023	$225,000	-	-	-	-	$36,875	-	-	-	$261,875
2022	$225,000	-	-	-	-	$25,448	-	-	-	$250,448
2021	$195,000	-	-	-	-	$22,238	$7,262	-	-	$224,500
2020	$185,000	-	-	-	-	$19,288	$13,112	-	-	$217,400
2019	$185,000	-	-	-	$3,305	$19,661	-	$11,109	-	$219,075
2018	-	$158,589	-	-	-	-	-	-	$160,000	$318,589
Total:	$1,430,834	$168,705	$13,624	$25,426	$3,305	$175,760	$20,374	$11,109	$160,000	$2,009,137

(c)   Michael C. Forman – K-FIT Chairman and Chief Executive Officer ("CEO") since February 2022, K-FITS Chairman and Chief Executive Officer since April 2023, FS Credit Real Estate Income Trust Chairman since July 2017, and also President and Chief Executive Officer since 2016, FS Credit Income Fund Chairman, Chief Executive Officer and President since 2016, FS Credit Opportunities Corp. President and Chief Executive Officer since at least August 2014 as well as Chairman since at least February 2013, FSSLF Chairman and Chief Executive Officer since September 2010, and also President from September 2010 to March 2018, FS Multi-Alternative Income Fund Chairman, President and Chief Executive Officer from April 2018 to October 2021, FS Series Trust President and Chairman from November 2016 to at least May 2021, and FS Energy Total Return Fund Chairman from February 2016 to at least June 2020;

(d)   Richard I. Goldstein – K-FIT director since February 2022, K-FITS trustee since April 2023, FSSLF Lead Independent Director since March 2015;

Fiscal Year	Total Compensation from FS KKR	Other Compensation from the FS KKR Fund	KKR FS Income Trust Select Total Compensation	KKR FS Income Trust Total Compensation	FS Specialty Lending Fund Total Compensation	Total Compensation
2025	$175,105	-	$12,174	$22,721	-	$210,000
2024	$200,960	$9,040	-	-	-	$210,000
2023	$210,000	-	-	-	$161,500	$371,500
2022	$210,000	-	-	-	$171,000	$381,000
2021	$172,500	-	-	-	$161,500	$334,000
2020	$160,000	-	-	-	$159,000	$319,000
2019	$160,000	-	-	-	$159,000	$319,000
2018	-	$139,000	-	-	$184,000	$323,000
Total:	$1,288,565.00	$148,040.00	$12,174.00	$22,721.00	$996,000.00	$2,467,500.00

(e)   Michael J. Hagan – K-FIT director since February 2022, and K-FITS trustee since April 2023;

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Fiscal Year	Total Compensation from FS KKR	Other Compensation from the FS KKR Fund Complex	KKR FS Income Trust Select Total Compensation	KKR FS Income Trust Total Compensation	Total Compensation
2025	$195,950	-	$13,624	$25,426	$235,000
2024	$222,384	$10,116	-	-	$232,500
2023	$230,000	-	-	-	$230,000
2022	$230,000	-	-	-	$230,000
2021	$200,000	-	-	-	$200,000
2020	$190,000	-	-	-	$190,000
2019	$190,000	-	-	-	$190,000
2018	$166,000	-	-	-	$166,000
Total:	$1,624,334	$10,116	$13,624	$25,426	$1,673,500

(f)   Jeffrey K. Harrow – K-FIT director since February 2022, K-FITS trustee since April 2023, and FS Investment Corporation IV ("FSIC IV") director from December 2018 to at least August 2019;

Fiscal Year	Total Compensation from FS KKR	Other Compensation from the FS KKR Fund	KKR FS Income Trust Select Total Compensation	KKR FS Income Trust Total Compensation	Total Compensation from FSIC IV	Total Compensation
2025	$179,273	-	$12,464	$23,263	-	$215,000
2024	$205,745	$9,255	-	-	-	$215,000
2023	$215,000	-	-	-	-	$215,000
2022	$215,000	-	-	-	-	$215,000
2021	$185,000	-	-	-	-	$185,000
2020	$175,000	-	-	-	-	$175,000
2019	$175,000	-	-	-	-	$175,000
2018	$156,000	-	-	-	$181,500	$337,500
Total:	$1,506,018	$9,255	$12,464	$23,263	$181,500	$1,732,500

(g)   Osagie Imasogie – K-FIT director since February 2022, and K-FITS trustee since April 2023;

Fiscal Year	Total Compensation from FS KKR	Other Compensation from the FS KKR Fund Complex	KKR FS Income Trust Select Total Compensation	KKR FS Income Trust Total Compensation	Total Compensation
2025	$183,443	-	$12,754	$23,803	$220,000
2024	$205,530	$9,470	-	-	$215,000
2023	$210,000	-	-	-	$210,000
2022	$210,000	-	-	-	$210,000
2021	$172,500	-	-	-	$172,500
2020	$160,000	-	-	-	$160,000
2019	$80,000	-	-	-	$80,000
Total:	$1,221,473	$9,470	$12,754	$23,803	$1,267,500

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(h)   James H. Kropp – K-FIT director since February 2022, K-FITS trustee since April 2023, Lending Fund U director since October 2023, Lending Fund L director since April 2024, KKR Asset-Based Income Fund director since February 2023, KKR Real Estate Select Trust Inc. director since July 2020;

Fiscal Year	Total Compensation from FS KKR	Other Compensation from the FS KKR Fund Complex	KKR FS Income Trust Select Total Compensation	KKR FS Income Trust Total Compensation	KKR Asset-Based Income Fund Aggregate Compensation	KKR Real Estate Select Trust Inc. Aggregate Compensation	KKR US Direct Lending Fund-U Inc. Aggregate Compensation	Corporate Capital Trust Total Compensation	Corporate Capital Trust II Total Compensation	Total Compensation
2025	$204,288	-	$14,203	$26,509	$25,000	$150,000	$25,000	-	-	$445,000
2024	$224,454	$10,546	-	-	$28,125	$150,000	$28,125	-	-	$441,250
2023	$225,000	-	-	-	$34,788	$150,000	$8,322	-	-	$418,110
2022	$225,000	-	-	-	-	$95,000	-	-	-	$320,000
2021	$195,000	-	-	-	-	$85,000	-	-	-	$280,000
2020	$185,000	-	-	-	-	$36,230	-	-	-	$221,230
2019	$185,000	-	-	-	-	$36,100	-	-	-	$221,100
2018	-	$93,138	-	-	-	-	-	$185,000	$91,027	$369,165
Total:	$1,443,742	$103,684	$14,203	$26,509	$87,913	$702,330	$61,447		$91,027	$2,715,855

(i)   Elizabeth J. Sandler – K-FIT director since February 2022, K-FITS trustee since April 2023, Lending Fund U director since October 2023, Lending Fund L director since April 2024, and KKR Asset-Based Income Fund director since February 2023;

Fiscal Year	Total Compensation from FS KKR	Other Compensation from the FS KKR Fund Complex	KKR FS Income Trust Select Total Compensation	KKR FS Income Trust Total Compensation	KKR Asset-Based Income Fund Aggregate Compensation	KKR US Direct Lending Fund-U Inc. Aggregate Compensation	Total Compensation
2025	$175,105	-	$12,174	$22,721	$25,000	$25,000	$260,000
2024	$200,960	$9,040	-	-	$28,125	$28,125	$266,250
2023	$210,000	-	-	-	$34,788	$8,322	$253,110
2022	$210,000	-	-	-	-	-	$210,000
2021	$172,500	-	-	-	-	-	$172,500
2020	$160,000	-	-	-	-	-	$160,000
Total:	$1,128,565	$9,040	$12,174	$22,721	$87,913	$61,447	$1,321,860

18.   The Board is divided into three classes, with the members of each class serving staggered, three-year terms.

19.   The Board is responsible for overseeing the Defendant. The Board approved the continuance of the Advisory Agreement and the Administration Agreement with the Defendant. Defendant's services under the Advisory Agreement are not exclusive to FSK and the Defendant states that it intends to provide similar services to other entities.

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BACKGROUND INFORMATION ABOUT THE INVESTMENT MANAGEMENT INDUSTRY AND THE PURPOSE OF THE ICA

20.   An investment fund, such as a BDC or mutual fund, is typically created and managed by a pre-existing organization known as an investment advisor that generally supervises the daily operation of the company or fund and often selects affiliated people to serve on the company's or fund's board of trustees. Congress recognized as early as 1935 that because a typical investment fund is organized by its investment advisor which provides it with almost all of its management services, and because its shares are bought by investors who rely on that service, a mutual fund cannot, as a practical matter, sever its relationship with the advisor.

21.   Because of this relationship in the investment fund industry, there is no arm's-length bargaining. As a result, in 1940, Congress enacted the ICA to protect funds and their shareholders from unscrupulous investment advisors. The conflicts in the inherent structure of such investment companies, including those at issue here, exemplify the concern raised in the preamble to the ICA that "investment companies are organized, operated, [and] managed, … in the interest of … investment advisers, … rather than in the interest of [shareholders]." As stated in the ICA:

> [T]he *national public interest and the interest of investors are adversely affected ... when investment companies are organized, operated, [and] managed ... in the interest of ... investment advisers, ... rather than in the interest of [shareholders]* ... [or] when investment companies ... are not subjected to adequate independent scrutiny.

ICA Section 1(b)(2), (5); 15 U.S.C. §80a-1(b).

22.   During the 1960s, Congress realized that investment advisors to funds were charging those funds excessive fees. Thus, Congress added Section 36(b) to the ICA in 1970. This provision created a federal cause of action for breach of fiduciary duty by investment advisors. Section 36(b) states, in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of

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payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. ***An action may be brought under this subsection ... by a security holder of such registered investment company on behalf of such company, against such investment adviser, or an affiliated person of such investment advisor ... for breach of fiduciary duty in respect of such compensation*** or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person.

23.   In 1980, Congress enacted amendments to the ICA to permit creation of BDCs to spur investments in small and mid-sized businesses. If a company elects to be treated as a BDC, it must subject itself to all relevant provisions of the ICA.

24.   The test for determining whether fee compensation paid to an advisor violates Section 36(b) of the ICA is essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm's-length in light of all the surrounding circumstances.   Thus, an advisor violates Section 36(b) if it charges a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining.

FSK'S ORGANIZATION AND OPERATIONS

25.   FSK elected to be regulated as a BDC under the ICA and treated as a regulated investment company ("RIC") for U.S. federal income tax purposes. Because it is a RIC, FSK must distribute in each taxable year: (i) at least 90% of its investment company taxable income; and (ii) at least 90% of its tax-exempt interest for that taxable year.

26.   FSK's investment strategy focuses on making investments in the loans and bonds of private middle market U.S. companies. The Fund explains that its debt instruments will generally carry a rating below investment grade.

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27.   As of March 31, 2026, FSK had investments in 236 portfolio companies, with an average investment size in each of the Fund's portfolio companies of approximately $51.99 million based on claimed fair value.

28.   Pursuant to the Advisory and Administration Agreements, FSK pays Defendant a management fee and an incentive fee, as well as an administration fee.

29.   As further detailed herein, the fees Defendant charged FSK were so excessive that they were in breach of Defendant's fiduciary duty to FSK pursuant to Section 36(b) of the ICA. The excessiveness of the fees is demonstrated by, *inter alia*: (i) the failure of Defendant to adequately pass economies-of-scale savings on to FSK and its shareholders, and the retention of those economies-of-scale savings by Defendant; (ii) the overstatement of FSK's assets; (iii) the costs and profitability of Defendant's investment management services; and (iv) the failure of the Board to exercise the requisite level of care and conscientiousness in approving the fees paid pursuant to the Advisory Agreement to Defendant.

DEFENDANT OVERSTATED FSK'S ASSETS

30.   Defendant is responsible for FSK's day-to-day operations and provides investment advisory and management services to FSK. The Advisor has assigned the responsibility of the management of FSK's investment portfolio to an "Investment Committee."   The Investment Committee consists of four appointees of KKR Credit and four appointees of Future Standard. Forman serves as the Chairman and CEO of both FSK and the Advisor.

31.   FSK's investment opportunities are sources from the Advisor or its affiliates. The Investment Committee then reviews the transactions for approval. The Advisor is then in charge of monitoring FSK's portfolio "with a focus toward anticipating negative credit events."

32.   The Defendant's fees are heavily dependent on the value of FSK's assets. Because market quotations are not readily available for many of FSK's assets, FSK must conduct a fair

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value determination of its assets. While the Board is ostensibly in charge of overseeing the valuating of FSK's portfolio investments, it has designated the Advisor as FSK's valuation designee with day-to-day responsibility for implementing the portfolio valuation process set forth in the Advisor's valuation policy, despite the obvious conflicts of interest. Defendant values FSK's investments on a quarterly basis, supposedly with input from the Audit Committee of the Board. FSK acknowledges that Defendant's valuation is subjective, the Advisor can use any information it deems relevant in determining fair value, and that the Defendant has a conflict of interest in determining fair value.

33.   FSK utilizes Financial Accounting Standards Board Accounting Standards Codification Topic 820, *Fair Value Measurement* ("ASC 820"), to assess fair value. ASC 820 provides three different levels for valuing assets, each with an increasing degree of subjectivity:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that FSK has the ability to access;

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly; and

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

34.   Because FSK's Board designated Defendant as valuation designee under Rule 2a-5 of the ICA, as amended, to perform fair value determinations relating to the value of assets held by the Fund for which market quotations were not readily available, Defendant makes the determination of what level FSK's assets fall under and has decided almost all of FSK's assets fall under Level 3. Nearly all of FSK's assets fall under Level 3 designation, as the following table from its most recent Form 10-Q shows:

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Valuation inputs (Dollar Amounts in Millions)	As of March 31, 2026	As of December 31, 2025
Level 1 - Price quotations in active markets	$ -	$ 22
Level 2 - Significant other observable inputs	$ 13	$ 14
Level 3 - Significant unobservable inputs	$ 10,549	$ 11,005
Investments measured at net asset value[1]	$ 1,707	$ 1,968
	$ 12,269	$ 13,009

A.   Recent Nonperformance of Loans Demonstrates Defendant Overstated Their Value

35.   FSK invested a material amount in nonperforming companies and Defendant has delayed writing down the value of the debt in those companies. In particular, five of FSK's seven largest borrowers have at least one loan trance valued at or below the level deemed distressed. Four of these five distressed borrowers are non-performing for at least one loan.

36.   FSK's nonaccrual rate has been increasing, as Defendant has delayed writing down or off bad loans. In 2018, FSK's non-accrual rate was just 1.0%. In the Fund's most recent quarter, its nonaccrual rate increased to 4.2%, up from 3.4% the previous quarter and 2.1% year over year. Indeed, on February 25, 2026, FSK's Chief Investment Officer Pietrzak acknowledged that the Fund's then nonaccrual rate of 3.8% was "above the long-term BDC industry average cost basis[.]"

37.   FSK's bad loans included those from its single largest holding, a $350 million investment in janitorial company Kellermeyer Bergensons Services ("KBS"), which accounted for more than 2% of the Fund's assets. KBS completed a restructuring in early 2024. Yet, as of June 30, 2024, FSK's fair value of its KBS loans roughly matched the principal amount. In the Fund's most recent quarter, while the Defendant valued one loan to KBS at just 12.50% of the principal amount, it valued a larger loan to KBS at the principal amount (both valued at $225.0 million).

---

[1] Reflects certain investments measured at fair value using a net asset value per share (or its equivalent) practical expedient, which were not otherwise categorized in the fair value hierarchy.

Defendant also placed the loan valued at 12.5% of principal on non-accrual status, but made no such change to the larger loan. It is inconsistent that one loan to a company would be so impaired and yet another not impaired at all.

38.   Another company, Worldwise Inc. ("Worldwise"), also went through a restructuring in 2024. Yet, as of March 31, 2025, Defendant valued FSK's investment in Worldwise at the same value as the principal amount of the loan.

39.   Despite these restructuring occurring in 2024, it was not until the second quarter of 2025, that Defendant added Worldwise and KBS to nonaccrual, with KBS accounting for $94 million of cost and $48 million of fair value nonaccrual, and Worldwise accounting for $20 million of costs and $11 million of fair value nonaccrual.

40.   The Fund also identified two additional companies as problematic, Production Resource Group ("PRG") and 48Forty Solutions LLC ("48Forty"). PRG contributed $198 million of cost and $122 million of fair value to nonaccrual and 48Forty $188 million of cost and $91 million of fair value.

41.   As of the end of 2025, Defendant valued loans to Medallia Inc. ("Medallia") near the principal amount ($226.0 million in principal compared to a valuation of 220.9 million). Less than five months later, it was revealed that Medallia could no longer repay about $3 billion in loans it took from various BDCs. Notably, Medallia had long faced headwinds and Medallia's term loan balance increased to $3 billion due to, among other things, an approximately $500 million payment-in-kind ("PIK") balance. A substantial PIK balance is a red flag of a distressed loan.

42.   Similarly, the Fund held multiple loans to Affordable Care Inc. ("Affordable Care") that Defendant said fair value was the same or nearly the same at the principal amount, as of the end of 2025. By April 2026, however, Affordable Care was trying to restructure its credit and was

taken over by its lenders in May. Affordable Care's restructure would reportedly reduce its debt by 70%.

43.   As a result of its bad loans, on May 11, 2026, the Fund announced that it took a $560 million loss as loans continued to default. Further, during the first quarter of 2026, defaults in the Fund jumped to 8.1% from 5.5% the previous quarter.

B.   The Delta Between Stock Price and NAV

44.   A material difference between stock price and net asset value ("NAV") also heavily implies that assets are overvalued. Here, FSK's stock has consistently traded at a discount to its NAV since its 2018 merger, including in its most recent quarter ended March 31, 2026, where the Fund reported a NAV of $18.83 per share and its stock closed at $10.18 per share, as seen in the table below:

Qtr	Date	NAV per share	Stock Price
Q1 2018	3/31/2018	$9.16	$7.25
Q2 2018	6/30/2018	$8.87	$7.35
Q3 2018	9/30/2018	$8.64	$7.05
Q4 2018	12/31/2018	$7.84	$5.18
Q1 2019	3/31/2019	$7.86	$6.05
Q2 2019	6/30/2019	$7.88	$5.96
Q3 2019	9/30/2019	$7.86	$5.83
Q4 2019	12/31/2019	$7.64	$6.11
Q1 2020	3/31/2020	$24.36	$12.00
Q2 2020	6/30/2020	$23.37	$14.00
Q3 2020	9/30/2020	$24.46	$15.86
Q4 2020	12/31/2020	$25.02	$16.56
Q1 2021	3/31/2021	$26.03	$19.83
Q2 2021	6/30/2021	$26.84	$21.51
Q3 2021	9/30/2021	$27.14	$22.04
Q4 2021	12/31/2021	$27.17	$20.94
Q1 2022	3/31/2022	$27.33	$22.82
Q2 2022	6/30/2022	$26.41	$19.42
Q3 2022	9/30/2022	$25.30	$16.95
Q4 2022	12/31/2022	$24.89	$17.50
Q1 2023	3/31/2023	$24.93	$18.50
Q2 2023	6/30/2023	$24.69	$19.18
Q3 2023	9/30/2023	$24.89	$19.69
Q4 2023	12/31/2023	$24.46	$19.97
Q1 2024	3/31/2024	$24.32	$19.07

6600521.1

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Q2 2024	6/30/2024	$23.95	$19.73
Q3 2024	9/30/2024	$23.82	$19.73
Q4 2024	12/31/2024	$23.64	$21.72
Q1 2025	3/31/2025	$23.37	$20.95
Q2 2025	6/30/2025	$21.93	$20.75
Q3 2025	9/30/2025	$21.99	$14.93
Q4 2025	12/31/2025	$20.89	$14.81
Q1 2026	3/31/2026	$18.83	$10.18

45. On December 21, 2025, a *Wall Street Journal* article showed FSK traded at the second largest discount to NAV of the fifteen constituents in the Raymond James BDC index:


Valuation of select business development companies
How much higher/lower price is than net asset value
DISCOUNT
PREMIUM
-60%
-40
-20
20
40
60
80
Main Street Capital
Hercules Capital
Sixth Street Specialty Lending
Ares Capital
Blackstone Secured Lending Fund
Golub Capital BDC
Morgan Stanley Direct Lending Fund
Oaktree Specialty Lending
MidCap Financial Investment
Blue Owl Capital
New Mountain Finance
Goldman Sachs BDC
Blue Owl Technology Finance
FS KKR Capital
Prospect Capital
Note: As of Nov. 13. Includes 15 constituents of the Raymond James BDC Index Constituents with the highest total assets.

46. On May 11, 2026, the Fund announced significant purchases of its stock below NAV. In particular, the Fund announced that an affiliate of KKR & Co. would institute a tender offer for $150 million worth of the Fund's stock at a price of $11.00 per share.

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C.   Additional Factors Suggest Overstated Assets

47.   FSK also has seen elevated levels of PIK income, which suggest problems in the underlying loans. In particular, PIK increased to 14.8% of the Fund's gross income in 2025, from 12.3% in 2024, and 10.5% in 2023.

48.   Further, marking down the asset value in FSK risks a snowball effect across KKR & Co.'s other BDCs.

49.   Several of FSK's PIK preferred positions are co-invested alongside other KKR & Co. affiliated funds. For example, FSK as well as K-FIT and/or K-FITS have received PIK interest instead of cash interest in, at a minimum, the following investments:

      (i)   Affordable Care Inc. first lien senior secured loan;

      (ii)   A-Lign Assurance LLC first lien senior secured loan;

      (iii)   Avetta LLC first lien senior secured loan;

      (iv)   BCA Marketplace Ltd. first lien senior secured loan;

      (v)   Cambrex Corp. first lien senior secured loan;

      (vi)   Carrier Fire Protection first lien senior secured loan;

      (vii)   Clarience Technologies LLC first lien senior secured loan;

      (viii)   CLEAResult Consulting Inc. first lien senior secured loan;

      (ix)   Flexera Software LLC first lien senior secured loan;

      (x)   Frontline Road Safety LLC first lien senior secured loan;

      (xi)   Granicus Inc. first lien senior secured loan;

      (xii)   Horizon CTS Buyer LLC first lien senior secured loan;

      (xiii)   Inhabit IQ first lien senior secured loan;

      (xiv)   Keystone Agency Partners LLC first lien senior secured loan;

      (xv)   The Learning Experience Corp. first lien senior secured loan;

(xvi)   Legends Hospitality LLC first lien senior secured loan;

(xvii)   MAI Capital Management LLC first lien senior secured loan;

(xviii)   Med-Metrix first lien senior secured loan;

(xix)   Model N Inc. first lien senior secured loan;

(xx)   NAVEX Global Inc. first lien senior secured loan;

(xxi)   NeoGov Newt Holdco Inc. first lien senior secured loan;

(xxii)   Netsmart Technologies Inc. first lien senior secured loan;

(xxiii)   OEConnection LLC first lien senior secured loan;

(xxiv)   Orion Services Group first lien senior secured loan;

(xxv)   Pike Corp. first lien senior secured loan;

(xxvi)   PROS Holdings Inc. first lien senior secured loan;

(xxvii)   Resa Power LLC first lien senior secured loan;

(xxviii)   SAMBA Safety Inc. first lien senior secured loan;

(xxix)   Service Express Inc. first lien senior secured loan;

(xxx)   Service Logic LLC first lien senior secured loan;

(xxxi)   Trackunit ApS first lien senior secured loan;

(xxxii)   Turnpoint Services Inc. first lien senior secured loan;

(xxxiii)   Vermont Information Processing Inc. first lien senior secured loan;

(xxxiv)   West Star Aviation Inc. first lien senior secured loan;

(xxxv)   Zeus Industrial Products Inc. first lien senior secured loan;

(xxxvi)   Auxilior Capital Partners Inc. preferred equity;

(xxxvii)   Bond Aviation Holdings, LLC term loan;

(xxxviii) GreenSky Holdings LLC term loan;

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(xxxix)   Newday Group Jersey Ltd. bond;

(xl)   Slate Venture Holdings LP, term loan;

50.   If Defendant marked down its value of these portfolio assets that FSK holds, it would have to do the same across KKR & Co.'s other investment vehicles.

51.   The combination of all these events strongly supports that Defendant is keeping FSK's portfolio assets at levels inconsistent with observable market evidence, economic conditions, and the changing risk profile of its portfolio.

DEFENDANT CHARGES EXCESSIVE FEES

52.   FSK's sizeable growth has generated substantial economies of scale for Defendant in providing FSK with investment advisory services. Defendant, however, has not passed the benefit of any of those economies of scale to FSK.

53.   Pursuant to the Advisory Agreement, the Fund pays the defendant a "Base Management Fee" and an "Incentive Fee."

54.   The Base Management Fee is equal to annual rate of 1.50% of the Fund's average weekly gross assets. Since 2018, the Base Management Fee has increased over 240% and is now over $200 million a year, due to the increase in gross assets.

	2018	2019	2020	2021	2022	2023	2024	2025	18-25 Increase
Base Management Fee	$60,000,000	$115,000,000	$106,000,000	$173,000,000	$245,000,000	$226,000,000	$216,000,000	$206,000,000	243.33%
Gross Assets	$7,705,000,000	$8,216,000,000	$7,237,000,000	$17,228,000,000	$16,124,000,000	$15,469,000,000	$14,219,000,000	$13,729,000,000	78.18%

55.   The Incentive Fee consists of two parts a: (i) "Subordinated Incentive Fee on Income"; and (ii) "Incentive Fee on Capital Gains". The Fund explains Subordinated Incentive Fee on Income in the following manner:

> [T]he "Subordinated Incentive Fee on Income," shall be calculated and payable quarterly in arrears based on the Company's "Pre-Incentive Fee Net Investment Income" for the immediately preceding quarter. The payment of the Subordinated Incentive Fee on Income shall be subject to a quarterly hurdle rate expressed as a rate of return on the value of the Company's net assets at the end of the most recently

6600521.1

completed calendar quarter, of 1.75% (7.0% annualized) (the "Hurdle Rate"), subject to a "catch up" feature (as described below).

For this purpose, "Pre-Incentive Fee Net Investment Income" means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the calendar quarter, minus the Company's operating expenses for the quarter (including the Base Management Fee, expenses reimbursed to the Adviser under that certain Administration Agreement, dated as of April 9, 2018, as the same may be amended from time to time, whereby the Adviser provides administrative services necessary for the operation of the Company, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the Incentive Fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount debt instruments with payment-in-kind interest and zero coupon securities), accrued income that the Company has not yet received in cash. Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

56.   The Subordinated Incentive Fee on Income is calculated quarterly as follows:

(A) No Subordinated Incentive Fee on Income shall be payable to the Adviser in any calendar quarter in which the Company's Pre-Incentive Fee Net Investment Income does not exceed the Hurdle Rate;

(B) 100% of the Company's Pre-Incentive Fee Net Investment Income, if any, that exceeds the Hurdle Rate but is less than or equal to 2.12% in any calendar quarter (8.48% annualized) shall be payable to the Adviser. This portion of the Company's Subordinated Incentive Fee on Income is referred to as the "catch up" and is intended to provide the Adviser with an incentive fee of 17.5% on all of the Company's Pre-Incentive Fee Net Investment Income when the Company's Pre-Incentive Fee Net Investment Income reaches 2.12% (8.48% annualized) on net assets in any calendar quarter; and

(C) For any quarter in which the Company's Pre-Incentive Fee Net Investment Income exceeds 2.12% (8.48% annualized) on net assets, the Subordinated Incentive Fee on Income shall equal 17.5% of the amount of the Company's Pre-Incentive Fee Net Investment Income, as the Hurdle Rate and catch-up will have been achieved.

57.   The Fund calculated the Incentive Fee on Capital Gains, as follows:

[The Incentive Fee on Capital Gains] shall be determined and payable in arrears as of the end of each calendar year (or upon termination of this Agreement). This fee shall equal 20.0% of the Company's incentive fee capital gains, which shall equal

6600521.1

the realized capital gains of Corporate Capital Trust, Inc. (as predecessor-by-merger to the Company) ("CCT"), FS KKR Capital Corp. II ("FSKR") (as predecessor-by-merger to the Company) and the Company (without duplication) on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation (without duplication) on a cumulative basis, less the aggregate amount of any capital gain incentive fees previously paid by CCT, FSKR and the Company.

58.   Importantly, the Fund includes unrealized gains in the calculation of the Incentive Fee on Capital Gains. This calculation envisions that the Fund's entire portfolio was "liquidated at its fair value as of the balance sheet date." Accordingly, this fee incentives Defendant to keep fair value of loans high. In particular, the Fund states:

> The Company includes unrealized gains in the calculation of the capital gains incentive fee expense and related accrued capital gains incentive fee. This accrual reflects the incentive fees that would be payable to the Adviser if the Company's entire portfolio was liquidated at its fair value as of the balance sheet date even though the Adviser is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.

59.   In addition, certain of the Fund's loans have "accrued interest", which is interest accumulated on a loan that has not yet been paid or collected. If there is a reasonable doubt that one of the Fund's portfolio companies will pay such accrued interest, the Fund will write that amount off. Further, the pre-incentive fee net investment income used for calculating the incentive fee includes interest that has been accrued but not yet received and interest in the form of securities received rather than cash (PIK income), even though FSK does not receive any cash in such instances. If an FSK portfolio company defaults on a loan that is structured to provide accrued interest income, it is possible that accrued interest income previously included in the calculation of the incentive fee will become uncollectible. Defendant, however, is not required to reimburse FSK for any of the incentive fees it received as a result of that accrued interest income that FSK never received. This again creates an incentive for the Defendant to continue to value loans as if the accrued interest may eventually be paid, as it can continue to receive fees based on that amount.

6600521.1

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60.   The incentive fees the Fund pays have increased over 400% since 2018, and nearly 190% since 2021, as shown in the following table:

	2018	2019	2020	2021	2022	2023	2024	2025	18-25 Increase	21-25 Increase
Base Management Fee	$60,000,000	$115,000,000	$106,000,000	$173,000,000	$245,000,000	$226,000,000	$216,000,000	$206,000,000	243.33%	19.08%
Subordinated Incentive Fee on Income	$26,000,000	$57,000,000	-	$47,000,000	$99,000,000	$181,000,000	$167,000,000	$136,000,000	423.08%	189.36%
Administrative Services Expenses	$4,000,000	$9,000,000	$7,000,000	$12,000,000	$15,000,000	$12,000,000	$10,000,000	$10,000,000	150.00%	-16.67%

61.   During this same time, due to the substantial liabilities that the Fund has taken on, the Fund's net assets have only 40%. In fact, since a high of $7.7 billion in 2021, the Fund's net assets have actually decreased almost $1.9 billion to $5.85 billion. As a result, Defendant's fees as a percentage actually of net assets have actually increased, due in large part to the base management fee increasing with gross assets. Thus, as gross assets increase, so too does the amount shareholders pay, rather than passing along to shareholders the advantages of scale, as the following table demonstrates:

	2018	2019	2020	2021	2022	2023	2024	2025
Base Management Fee	$60,000,000	$115,000,000	$106,000,000	$173,000,000	$245,000,000	$226,000,000	$216,000,000	$206,000,000
Subordinated Incentive Fee on Income	$26,000,000	$57,000,000	-	$47,000,000	$99,000,000	$181,000,000	$167,000,000	$136,000,000
Total Fees	$90,002,018	$181,002,019	$113,002,020	$232,002,021	$359,002,022	$419,002,023	$393,002,024	$352,002,025
Net Assets	$4,166,000,000	$3,866,000,000	$3,096,000,000	$7,730,000,000	$7,012,000,000	$6,849,000,000	$6,622,000,000	$5,849,000,000
Gross Assets	$7,705,000,000	$8,216,000,000	$7,237,000,000	$17,228,000,000	$16,124,000,000	$15,469,000,000	$14,219,000,000	$13,729,000,000

62.   The increase in advisory fees paid by FSK was not accompanied by a proportionate increase in services or costs incurred by Defendant. Normally, investment advisors will include breakpoints where the fee charges decreases as the assets under management reach certain size thresholds. The Advisory Agreement, however, does not contain any "breakpoints," as is common

in the investment advisory industry. Instead, Defendant has retained the lion's share of such benefits for itself, rather than sharing those benefits with FSK's shareholders.

63.   FSK also pays Defendant an administrative fee pursuant to the Administration Agreement.   Under the Administration Agreement, Defendant performs or oversees the performance, of FSK's administrative services, such as maintaining financial records and preparing reports to the SEC and shareholders, as well as providing office space and equipment. FSK has paid Defendant the following administrative fees over the past five years:

2018 Admin Fees	2019 Admin Fees	2020 Admin Fees	2021 Admin Fees	2022 Admin Fees	2023 Admin Fees	2024 Admin Fees	2025 Admin Fees	2018-2025 Total:
$4,000,000	$9,000,000	$7,000,000	$12,000,000	$15,000,000	$12,000,000	$10,000,000	$10,000,000	$79,000,000

64.   Each of the BDCs within the FS KKR Fund Complex lists their principal executive offices as 3025 JFK Boulevard, OFC 500, Philadelphia, Pennsylvania, and further discloses the corporate headquarters located at that address is provided by Defendant in accordance with the terms of its Administration Agreement. Future Standard also lists 3025 JFK Boulevard, Philadelphia, Pennsylvania as the address for its corporate headquarters, and FSSLF (a Future Standard BDC outside the FS KKR Fund Complex) also lists 3025 JFK Boulevard, OFC 500, Philadelphia, Pennsylvania as its principal executive offices.

65.   Pursuant to the Advisory and Administration Agreements each BDC entered into with Defendant, the BDCs included in the FS KKR Fund Complex each share a common Chairman and CEO (Forman), a common Chief Financial Officer (Steven Lilly ("Lilly")), a common Chief Accounting Officer (William Goebel ("Goebel")), a common Chief Compliance Officer and Anti-Money Laundering Officer (James F. Volk ("Volk")), a common General Counsel & Secretary (Stephen S. Sypherd ("Sypherd")), a common Vice President (Rony Ma ("Ma")), a common Treasurer (Zach Chalfant ("Chalfant")), and common Co-Chief Operating Officers (Drew O'Toole ("O'Toole ") and Ryan Wilson ("Wilson")). Forman co-founded Future Standard, where he also

6600521.1

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serves as Chairman and CEO. Each of Chalfant, Goebel, Lilly, O'Toole, Sypherd, and Volk are also Managing Directors at Future Standard. Each of Ma and Wilson are also Managing Directors as KKR & Co. Thus, Forman, Lilly, Goebel, Volk, Sypherd, Ma, Chalfant, O'Toole, and Wilson also provide services to multiple BDCs within the FS KKR Fund Complex.

66.   Defendant has an Investment Committee comprised of four Future Standard appointees (Lilly, O'Toole, Michael Kelly, and Christina Snyder ("Snyder")) and four KKR Credit appointees (Ma, Wilson, Pietrzak, and George Mueller ("Mueller")). The Investment Committee is primarily responsible for the day-to-day management of FSK, K-FIT, and K-FITS, and is specifically responsible for managing each BDC's investment portfolio. The responsibilities include meeting regularly to consider investments, directing strategic initiatives and supervising actions taken by Defendant. Thus, Forman, Lilly, Goebel, Volk, Sypherd, Ma, Chalfant, O'Toole, Wilson, Kelly, Mueller, and Snyder also provide services to each of the BDCs within the FS KKR Fund Complex.

67.   As a result, Defendant has even greater economies of scale than just based on FSK's massive size. Further, it is likely that FSK is paying for offices and services that are either being utilized by the other BDCs within the FS KKR Fund Complex for free or Future Standard and KKR & Co. are charging multiple BDCs for the same advisory services.

68.   The inflated assets under management plus failure to pass along the savings of scale led to excessive profitability for Defendant. KKR & Co. states that FSK is one of the BDCs it manages through its joint ownership of Defendant. KKR & Co. publicly reported that its fee-related earnings ("FRE") margins were 69% in both 2024 and 2025.

69.   KKR & Co.'s total FRE was over $3.7 billion in 2025 and nearly $3.3 billion in 2024.

70.   Accordingly, Defendant's receipt of such substantial fee revenues, while managing overlapping FS KKR Fund Complex portfolios with shared infrastructure and limited incremental costs, is excessive in relation to the services Defendant provides.

THE FEES FSK PAYS DEFENDANT ARE NOT NEGOTIATED AT ARM'S-LENGTH

71.   While the Advisory and Administrative Agreements are required to be approved by the Board, the amount of fees paid are actually determined by Defendant.

72.   The Board has approved these agreements each year without devoting the time and attention necessary to independently assess the investment advisory fees paid by FSK or to effectively represent the interests of FSK shareholders *vis-à-vis* Defendant.

73.   Serving on the Board is a part-time job for the Board members, most of whom are employed full-time in senior-level positions in management, finance, or academia, and serve on the boards of directors of other public and privately-held companies and institutions.

74.   The Board has regular quarterly meetings and its members oversee numerous additional Future Standard and/or KKR & Co. BDCs. This includes approving investment advisory and other services contracts for each fund or company, as well as other oversight responsibilities, including, among many others, monitoring each fund's compliance with federal and state law and its stated investment policies, overseeing the daily pricing of each fund's security holdings, and approving each fund's prospectus, annual and semi-annual shareholder reports, and other required regulatory filings.

75.   On information and belief, in approving the Advisory and Administrative Agreements, the Board has relied on information and analyses that were prepared by Defendant or were designed to support Defendant's rationalization for the fees charged to FSK.

76.   The Board has not solicited proposals from other advisors to provide investment advisory services to FSK.

6600521.1

77.   The Board has not included or negotiated for the inclusion of a "most favored

nation" provision in the Advisory and Administrative Agreements, which would require that the

fee rates paid by FSK be at least as favorable as the lowest rate other clients pay for the same or

substantially the same investment advisory services.

78.   The Board has approved an investment advisory fee arrangement that enables

Defendant to retain for itself the vast majority of the benefits of economies of scale resulting from

increases in FSK's assets under management without appropriately sharing those benefits with

FSK.

THE EXCESSIVE INVESTMENT ADVISORY FEES HARMS FSK

79.   The investment advisory fees are paid out of FSK's assets. Each dollar in fees paid

by FSK directly reduces the value of its investment portfolio and, consequently, the shares owned

by FSK's shareholders.

80.   The payment of excessive investment advisory fees to Defendant harms FSK on a

going forward basis because FSK loses investment returns and profits it could earn on the amounts

paid out as fees if those amounts remained in FSK's portfolio and were available for investment.

81.   FSK has sustained millions of dollars in damages due to the excessive investment

advisory fees paid to Defendant.

COUNT I

**Against Defendant Pursuant to Section 36(b) of the ICA
Derivatively for Breach of Fiduciary Duty**

82.   Plaintiff incorporates by reference and realleges each and every allegation

contained above, as though fully set forth herein.

83.   Defendant had a fiduciary duty to FSK and its investors with respect to the receipt

of compensation for services and payments of a material nature made by and to Defendant.

6600521.1

84.   The fees charged by Defendant for providing services to FSK breached Defendant's fiduciary duty to FSK with respect to such compensation.

85.   This Count is brought by Plaintiff derivatively on behalf of FSK against Defendant for breach of its fiduciary duties with respect to the receipt of compensation as defined by Section 36(b) of the ICA.

86.   The excessive fees received by Defendant were in breach of its fiduciary duties to FSK with respect to such compensation. By reason of the conduct described in this Complaint, Defendant violated Section 36(b) of the ICA.

87.   As a direct, proximate, and foreseeable result of Defendant's breach of fiduciary duties in its role as investment advisor to FSK and its investors, FSK and its shareholders have sustained hundreds of millions of dollars in damages.

88.   In charging and receiving inappropriate, unlawful, and excessive compensation, and in failing to put the interests of Plaintiff, and other shareholders of FSK ahead of its own interests, Defendant has breached and continues to breach its statutory fiduciary duty to FSK and its shareholders in violation of Section 36(b) of the ICA.

89.   Plaintiff seeks, pursuant to Section 36(b)(3) of the ICA, the actual damages resulting from the breach of fiduciary duty by Defendant, up to and including, the amount of compensation or payments received from FSK and earnings that would have accrued to FSK's shareholders had that compensation not been paid.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A.   An order declaring that Defendant has violated and continues to violate Section 36(b) of the ICA through the receipt of fees from FSK that are in breach of Defendant's fiduciary duty with respect to the receipt of compensation.

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B.   An order preliminarily and permanently enjoining Defendant from further violations of the ICA.

C.   An order awarding damages, including without limitation, rescissory and compensatory damages on behalf of FSK against Defendant, including repayment of all unlawful and/or excessive investment, supervisory and administrative, distribution, and servicing management fees paid to it by FSK or its shareholders from one year prior to the commencement of this action through the date of the trial of this case, together with interest, costs, disbursements, attorneys' fees, fees of expert witnesses, and such other items as may be allowed to the maximum extent permitted by law. Plaintiff reserves the right to seek punitive damages where applicable.

D.   Injunctive relief preventing Defendant from charging excessive fees in the future.

E.   An order awarding Plaintiff reasonable costs incurred in this action, including attorneys' fees, expert witness fees, and such other times as may be allowed to the maximum extent permitted by law.

F.   Such other and further relief as may be equitable, just, and proper under the circumstances.

JURY DEMAND

Plaintiff, on behalf of FSK, demands a trial by jury on all claims so triable.

Dated: June 29, 2026   **TYDINGS & ROSENBERG LLP**

/s/ Daniel S. Katz
Daniel S. Katz (#01148)
dkatz@tydings.com
Michael J. Lentz (#26097)
mlentz@tydings.com
One East Pratt Street, Suite 901
Baltimore, Maryland 21202
Telephone: (410) 752-9700
Facsimile: (410) 727-5460

Local Counsel for Plaintiff

6600521.1

ROBBINS LLP
Brian J. Robbins (Pro Hac to be applied)
Stephen J. Oddo (Pro Hac to be applied)
Michael J. Nicoud (Pro Hac to be applied)
Michelle H. Nguyen (Pro Hac to be applied)
5060 Shoreham Place, Suite 300
San Diego, CA 92122
Telephone: (619) 525-3990
Facsimile: (619) 525-3991
E-mail: brobbins@robbinsllp.com
        soddo@robbinsllp.com
        mnicoud@robbinsllp.com
        mnguyen@robbinsllp.com

Counsel for Plaintiff

6600521.1

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